UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 4)*

                       INNOVO GROUP, INC.
                       ------------------
                        (Name of Issuer)

             Common Stock, Par Value $0.10 Per Share
             ---------------------------------------
                 (Title of Class of Securities)

                            457954501
                           -----------
                          (CUSIP Number)

                      Samuel J. Furrow, Jr.
                       Innovo Group, Inc.
                    5804 East Slauson Avenue
                   Commerce, California  90040
                          (323) 725-5516
                   ----------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                           March 5, 2004

    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note:   Schedules  filed in paper format shall include  a  signed
original and five copies of the schedule, including all exhibits.
See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

                        Page 1 of 9 Pages

1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).
          COMMERCE INVESTMENT GROUP, LLC

2    Check the Appropriate Box if a Member of a Group (See
     Instructions)
                              a.
                              b. [X]
3    SEC Use Only

4    Source of Funds (See Instructions)
          Not Applicable

5    Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)  [  ]

6    Citizenship or Place of Organization
          California

                    7    Sole Voting Power
 Number of                    2,069,690
    Shares
Beneficially        8    Shared Voting Power
 Owned By                       0
    Each
 Reporting          9    Sole Dispositive Power
   Person                     2,069,690
    With
                    10   Shared Dispositive Power
                                 0

11   Aggregate Amount Beneficially Owned by Each Reporting Person
                         2,069,690

12   Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)  [X]

13   Percent of Class Represented By Amount in Row (11)
                         7.16%

14   Type of Reporting Person (See Instructions)
          OO

1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).
          AZTECA PRODUCTION INTERNATIONAL, INC.

2    Check the Appropriate Box if a Member of a Group (See
     Instructions)
                              a.
                              b.  [X]
3    SEC Use Only

4    Source of Funds (See Instructions)
          Not Applicable

5    Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)  [  ]


6    Citizenship or Place of Organization
          California

                    7    Sole Voting Power
 Number of                    700,000
    Shares
Beneficially        8    Shared Voting Power
 Owned By                    3,125,000
    Each
 Reporting          9    Sole Dispositive Power
   Person                     700,000
    With
                    10   Shared Dispositive Power
                               3,125,000

11   Aggregate Amount Beneficially Owned by Each Reporting Person
                         3,825,000

12   Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)  [X]

13   Percent of Class Represented By Amount in Row (11)
                         13.23%

14   Type of Reporting Person (See Instructions)
          OO

1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).
          HUBERT GUEZ

2    Check the Appropriate Box if a Member of a Group (See
     Instructions)

                              a.
                              b.  [X]

3    SEC Use Only

4    Source of Funds (See Instructions)
          Not Applicable

5    Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e) [  ]

6    Citizenship or Place of Organization
          UNITED STATES

                    7    Sole Voting Power
 Number of                    2,093,590
    Shares
Beneficially        8    Shared Voting Power
 Owned By                     3,125,000
    Each
 Reporting          9    Sole Dispositive Power
   Person                     2,093,590
    With
                    10   Shared Dispositive Power
                              3,125,000

11   Aggregate Amount Beneficially Owned by Each Reporting Person
                         5,218,590

12   Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)  [X]

13   Percent of Class Represented By Amount in Row (11)
                         18.05%

14   Type of Reporting Person (See Instructions)
          IA

1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).
          PAUL GUEZ

2    Check the Appropriate Box if a Member of a Group (See
     Instructions)
                              a.
                              b.  [X]
3    SEC Use Only

4    Source of Funds (See Instructions)
          Not Applicable

5    Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)  [  ]

6    Citizenship or Place of Organization
          UNITED STATES

                    7    Sole Voting Power
 Number of                    2,435,714
    Shares
Beneficially        8    Shared Voting Power
 Owned By                     3,125,000
    Each
 Reporting          9    Sole Dispositive Power
   Person                     2,435,714
    With
                    10   Shared Dispositive Power
                              3,125,000

11   Aggregate Amount Beneficially Owned by Each Reporting Person
                         5,560,714

12   Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)  [X]

13   Percent of Class Represented By Amount in Row (11)
                         19.23%

14   Type of Reporting Person (See Instructions)
          IA

This Amendment No. 4 to Schedule 13D relates to shares of Common Stock, par value $0.10 per share (the "Shares") of
Innovo Group, Inc. (the "Issuer"). This Amendment No. 4 supplementally amends the initial statement on Schedule 13D, dated November 30, 2000 (the "Initial Statement") and Amendment No. 1 to Schedule 13D, dated July 11, 2003 and filed on October 29, 2003 ("Amendment No. 1"), Amendment No. 2 to Schedule 13D, dated September 18, 2003 and filed on December 18, 2003, ("Amendment No. 2"), and Amendment No. 3 to Schedule 13D, dated September 18, 2003 and filed on January 20, 2004 (:"Amendment No. 3") filed by the Reporting Persons (as defined herein). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.    Identity and Background.

     This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

          i)   Commerce Investment Group, LLC ("Commerce");

         ii)   Azteca Production International, Inc. ("Azteca")

        iii)   Mr. Hubert Guez ("Mr. Hubert Guez"); and

         iv)   Mr. Paul Guez ("Mr. Paul Guez").

     This Statement relates to the Shares held for the accounts of Commerce, Azteca, S.H.D. Investments, LLC, a California limited liability company ("SHD"), Integrated Apparel Resources, LLC, a California limited liability company ("Integrated"), Mr. Hubert Guez, and Paul Guez.

Item 5.        Interest in Securities of the Issuer.

         It has come to the attention of the Reporting Persons that there were certain inaccuracies reported in Amendment No. 3, as well as to include 3,125,000 Shares issued to Azteca as a result of conversion of a convertible promissory note.
Specifically, the Reporting Persons wish to clarify which person exercises sole voting and investment control over certain shares held for the accounts of Commerce, SHD, Azteca, Integrated, Mr. Paul Guez and Mr. Hubert Guez. Furthermore, after the filing of Amendment No. 3 and in the ordinary course of business, certain resolutions were entered into between Commerce and its members, Azteca and its shareholders, SHD and its members and Integrated and its members as to which person/member/shareholder exercises sole or shared voting and investment control over the certain shares held for each of their accounts. Due to these changes in voting in investment control over these shares, the Reporting Persons wish to reflect these changes herein.

         As a result, the text of Item 5 of Amendment No. 3 is deleted in its entirety and is replaced with the following:

         The Reporting Persons have been informed by the Issuer that there were 28,917,850 Shares outstanding as of March 5, 2004.

          (a) (i) Commerce may be deemed the beneficial owner of 2,069,690 Shares (approximately 7.16% of the total number of Shares outstanding assuming the exercise of warrants held for its account). This number consists of A) 1,769,690 Shares held for its account, and B) 300,000 Shares issuable upon the exercise of warrants held for its account. Mr. Hubert Guez may be deemed to have the sole power to direct the voting and disposition of such Shares on behalf of Commerce.

               (ii) Azteca may be deemed the beneficial owner of 3,825,000 Shares (approximately 13.23% of the total number of Shares outstanding). This number consists of A) 3,125,000 Shares held for its account, of which Mr. Hubert Guez and Mr. Paul Guez may be deemed to have the shared power to direct the voting and disposition of such Shares, and B) 700,000 Shares held for its account of which Mr. Paul Guez may be deemed to have the sole power to direct the voting and disposition of such Shares.

               (iii) Mr. Hubert Guez may be deemed the beneficial owner of 5,218,590 Shares (approximately 18.05% of the total number of Shares outstanding assuming the exercise of warrants held for the account of Commerce). This number consists of A) 23,900 Shares held for his personal account, B) 1,769,690 Shares held for the account of Commerce, of which Mr. Hubert Guez may be deemed to have the sole power to direct the voting and disposition of such Shares, C) 300,000 Shares issuable upon the exercise of warrants held for the account of Commerce, of which Mr. Hubert Guez may be deemed to have the sole power to direct the voting and disposition of such Shares, and D) 3,125,000 Shares held for the account of Azteca, of which Mr. Hubert Guez may be deemed to have the shared power to direct the voting and disposition of such Shares.

               (iv)Mr. Paul Guez may be deemed the beneficial owner of 5,560,714 Shares (approximately 19.23% of the total number of Shares outstanding assuming the exercise of warrants held for the account of Commerce). This number consists of A) 285,714 Shares held for the account of SHD, of which Mr. Paul Guez may be deemed to have the sole power to direct the voting and disposition of such Shares; B) 700,000 Shares held for the account of Azteca, of which Mr. Paul Guez may be deemed to have the sole power to direct the voting and disposition of such Shares; C) 3,125,000 Shares held for the account of Azteca, of which Mr. Paul Guez may be deemed to have the shared power to direct the voting and disposition of such Shares; and D) 1,450,000 Shares held for the account of Integrated, of which Mr. Paul Guez may be deemed to have the sole power to direct the voting and disposition of such Shares;

          (b) (i) Commerce, through Mr. Hubert Guez, may be deemed to have sole power to direct the voting and disposition of the 2,069,689 Shares held for its account (assuming the exercise of warrants held for the account of Commerce).

                (ii) Azteca, through Mr. Paul Guez, may be deemed to have sole voting power to direct the voting and disposition of 700,000 Shares held for its account and through Mr. Hubert Guez and Mr. Paul Guez, may be deemed to have the shared voting and disposition of the 3,125,000 Shares held for its account.

                (iii) Mr. Hubert Guez may be deemed to have the sole power to direct the voting and disposition of the A) 23,900 Shares held for his personal account, and B) 2,069,690 Shares held for the account of Commerce (assuming the exercise of warrants held for the account of Commerce). Mr. Hubert Guez may also be deemed to have shared power to direct the voting and disposition of the 3,125,000 Shares held for the account of Azteca.

                (iv) Mr. Paul Guez may be deemed to have the sole power to direct the voting and disposition of the A)
700,000 Shares held for the account of Azteca; B) 285,714 Shares held for the account of SHD and C) 1,450,000 Shares held for the account of Integrated. Mr. Paul Guez may also be deemed to have shared power to direct the voting and disposition of the 3,125,000 Shares held for the account of Azteca.

          (c) On March 5, 2004, a special stockholders meeting was held to approve the conversion of a promissory note into a maximum of 4,166,667 Shares. The proposal was approved and as a result, Azteca was issued 3,125,000 Shares at a conversion price of $4.00 per share, of which Mr. Hubert Guez and Mr. Paul Guez may be deemed to have the shared power to direct the voting and disposition of such Shares. Except as otherwise stated herein, there have been no transactions effected with respect to the Shares since January 20, 2004, (the date of the last filing on Schedule 13D) by any of the Reporting Persons.

          (d) (i) The shareholders of Commerce, including Mr. Hubert Guez and Mr. Paul Guez, have the right to participate in the receipt of dividends from, or proceeds from the sales of, the securities held for the account of Commerce in accordance with their ownership interests in Commerce.

                (ii) The shareholders of Azteca, including Mr. Hubert Guez and Mr. Paul Guez, have the right to participate in the receipt of dividends from, or proceeds from the sales of, the securities held for the account of Azteca in accordance with their ownership interests in Azteca.

                 (iii) The shareholders of Integrated, including Mr. Hubert Guez and Mr. Paul Guez, have the right to participate in the receipt of dividends from, or proceeds from the sales of, the securities held for the account of Integrated in accordance with their ownership interests in Integrated.

               (iv) The shareholders of SHD, including Mr. Paul Guez, have the right to participate in the receipt of dividends from, or proceeds from the sales of, the securities held for the account of SHD in accordance with their ownership interests in SHD.



          (e)  Not Applicable.

                           SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: March 8, 2004              COMMERCE INVESTMENT GROUP, LLC



                                  By: /s/ Hubert Guez
                                     ----------------
                                     Hubert Guez
                                     Manager

Date: March 8, 2004               AZTECA PRODUCTION
                                  INTERNATIONAL, INC.


                                  By: /s/ Hubert Guez
                                     ----------------
                                     Hubert Guez
                                     Joint-owner

Date: March 8, 2004               HUBERT GUEZ


                                  By: /s/ Hubert Guez
                                     ----------------
                                     Hubert Guez

Date: March 8, 2004               PAUL GUEZ


                                  By:  /s/ Paul Guez
                                      --------------
                                  Paul Guez


                        PAGE 9 OF 9
</END>